THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138
                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

                                        February 10, 2005



Ms. Karen Garnett
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  TriView Global Fund, LLC (the "Registrant" and the "Fund")
     Registration Statement on Form S-1, Pre-effective Amendment No. 1 File No. 333-119655

Dear Ms. Garnett,

     We have reproduced your letter to the Registrant of November 8, 2004, and have supplied its response immediately following each of the comments. All changes are reflected in the Issuer's Registration Statement, Pre-effective Amendment No. 1 filed herewith.


     We are available to amplify or clarify any response.

                                        Very truly yours,


                                        /s/ William S. Scott
                                        William Sumner Scott
                                        For the Firm


WSS/lf

cc:  TriView Capital Management, Inc.
     Managing Member

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                                    November 8, 2004

                                  DIVISION OF
                              CORPORATION FINANCE

Mail Stop 04-09

Michael Pacult
Managing Member
TriView Global Fund, LLC
5916 N. 300 West
Fremont, Indiana 46737

Re: TriView Global Fund, LLC Registration Statement on Form S-1 Filed on October 8, 2004 File No. 333-119655

Dear Mr. Pacult:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the courtesy copy version of your Form S-1 filed on October 8,
2004.

General

1. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19.D. of Guide 5. We may have further comment after we receive your materials.

Response: Should the Registrant elect to distribute any sales material other than the prospectus, it will be submitted to the SEC for review prior to use.

2. The Commission no longer maintains public reference rooms in Chicago or New York. Please remove the references to these facilities from page i.

Response:  We have removed the references.

3.  Please paginate the Edgar version of your registration statement.

Response: We have paginated the Edgar version of the pre-effective amendment no. 1 to the registration statement submitted herewith.

4. Please provide supplementally copies of any graphics, charts, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the staffs review of those items. For example, we note your references to graphics regarding trading programs on page 27.

Response: We have removed the reference to the graphic and will not include the graphic in the prospectus. No other items you describe above are included either.

5. Please expand your prospectus to include the information required by Item 403 of Regulation S-K, regarding security ownership.

Response: We have added the following disclosure to the Summary section of the prospectus:

Security ownership of certain beneficial owners
1) Title of class   (2) Name and address of beneficial owner   (3) Amount and
nature of beneficial ownership   (4) Percent of class
Units of Membership Interest TriView Capital Management, Inc., corporate managing member, 5914 N. 300 West, Fremont, IN 46737 1 Unit of Membership Interest initially valued at $1,000 50%
Units of Membership Interest Michael P. Pacult, individually, 5914 N. 300 West, Fremont, IN 46737 1 Unit of Membership Interest initially valued at $1,000 50%

Cover Page

6. It appears that you do not intend to appoint an independent escrow agent to maintain investor funds prior to achieving the minimum offering. Please supplementally tell us how you intend to comply with Rules 10b-9 and 15c2-4 of the Exchange Act without appointing an escrow agent. Specifically, tell us what procedures are in place to ensure that funds will be promptly returned to investors. Disclose the number of days until escrowed funds are returned if the minimum offering is not achieved.

Response: The Fund will deposit all subscription proceeds to a segregated account in Star Bank, an unaffiliated bank, out of control of the general partner and with no right of withdrawal unless the Fund sells the minimum and commences business. As the subscriptions are received, the Selling Agent will promptly deliver the checks and supply Star Bank with a list of names, addresses, and subscription amounts. In the event the offering is terminated for any reason before the sale of the minimum, Star Bank will be notified of the termination and return the subscription amounts directly to the subscribers within five business days without deductions for any costs or expenses. The Depository Agreement is provided by Star Bank at no expense to the Selling Agent. To call the agreement an Escrow Agreement would incur significant the bank fees with no increase in protection to the subscribers. We have used language in the Depository Agreement to track the obligations imposed by SEC rule Section 15(c)(2). We believe the substantive duties imposed on the Bank are the same as an escrow agreement.

Summary of the Offering

7. We note your third summary risk factor bullet point on page 2. Please add a brief break-even analysis to the summary section of the prospectus.

Response: We believe the disclosure of the break-even percentage in the summary risk factors adequately discloses the break even points. In addition, there is a mandatory statement of each of the charges and fees against the Fund in the footnotes, which cannot be summarized. To repeat the above narrative in the break-even table and accompanying notes would be redundant. We respectfully request that this comment be withdrawn.

8. If you have a web site, please include these web addresses in the summary. Further, we note your disclosure on page 20 referring to reimbursement for web site promotion used in connection with the solicitation and sale of membership interests. Please clarify here and in the "Plan For Sale of Membership Interests" section as to whether you or your principal selling agent will maintain websites for this purpose. Further, please detail whether you intend to allow investors to access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website.

Response: The Registrant does not have a website or an agreement with the principal selling agent to maintain a website, nor does it intend to allow investors access to its preliminary prospectus on the Internet. No information regarding the Registrant or its offering have appeared on any website. The Registrant will not change these circumstances prior to SEC review and an effective date for the prospectus.

The Fund, page 1

9. We refer to the fourth bullet point regarding your managing member. Please revise so that it identifies the fact that the individual managing member, Michael Pacult, is the sole principal of the corporate managing member.

Response:  We have revised as follows:

* is managed and controlled by TriView Capital Management, Inc., a Delaware corporation, and Michael Pacult, the sole owner and principal of TriView Capital, both of which are collectively referred to as the managing member.

Business Objectives, page 2

10. Please revise the third bullet point to provide an example or two of the "other financial instruments" to which you refer.

Response:  We have revised as follows:

* futures and forward contracts, which are instruments designed to permit producers to hedge or investors to speculate in various interest rates, commodities, currencies, stock indices and other financial instruments
* options on futures and forward contracts, which give the purchaser the right to acquire or sell a given contract at a specified time at a specified price, and
* other financial instruments, such as financial instruments for investment in only principal known as strips and contracts for future delivery of physical securities and commodities.

Summary Risk Factors, page 2

11. Please expand the seventh bullet point of your summary risk factor to clarify:

* whether continuing service fees may be higher than those charged by independent third parties;

Response: The continuing service fees of 4% are industry norms. We have revised as follows:

* the managing member's fees and principal selling agent's continuing service fees have not been negotiated at arm's length and, therefore, may be higher than those paid by other commodity pools that compete with this Fund.

*  that individual managing member owns half of the principal selling agent;
and

Response:  We have revised as follows:

* the individual managing member is the sole principal of the corporate managing member and is a 50% owner of the affiliated principal selling agent.

* whether the principals may trade in derogation of pool participant interests.

Response:  We have revised as follows:

* the managing member, the commodity trading advisors and their principals may preferentially trade for their own accounts or for others, but will not do so to the derogation of pool participant interests.

We note your conflict disclosure at the top of on page 11 and managing member disclosure on page 24. Provide similar clarification in the more detailed discussion of risk factors in the body of the prospectus.

Response: We believe the risk factors titled The corporate managing member of this Fund has no experience and There are conflicts of interest in the Fund structure that may limit our profits adequately disclose the risks to which you refer.

12. Refer to the ninth bullet point. Please revise to briefly clarify whether you have any obligation to initially allocate the offering proceeds to any specific programs of the three trading advisors identified on page 3. If so, please provide a summary of these fixed obligations. Alternatively, state that you have no obligations to these CTAs.

Response:  We have revised as follows:

* The managing member may at any time and at its sole discretion select and allocate the Fund's assets to commodity trading advisors other than those initially selected, and investors in the Fund must rely on the ability of the managing member to select such other advisors. The managing member has no obligation initially to allocate the offering proceeds to any of the three trading advisors identified in this prospectus or to any particular program of any such advisor.

Charges to the Fund, pages 2-3

13. Please revise the table to disclose the portion and price of the per round turn shared by introducing broker, Mt. Kemble Futures, that will be paid by the managing member to the futures commission merchants.

Response: The total brokerage commission paid by the Fund is fully disclosed. How Mt. Kemble Futures, as introducing broker, and Man Financial Inc., as futures commission merchant, share in the fees paid by the Fund is confidential competitive information that is not shared with the Fund. Both Mt. Kemble and Man Financial are unrelated to the Fund and its Affiliates. The
Fund requests this comment be withdrawn.

14. We note on page 15 that your managing member will advance the offering and organizational expenses to the registrant and the registrant will reimburse this advance. Contrarily, it appears in Note I to the financial statements, that the obligation to reimburse on a delayed basis for offering and organization expenses will be conditional on selling the minimum-offering amount. Please revise your disclosure here to reconcile this apparent conflict.

Response:  We have revised as follows:

All offering and organizational expenses incurred until the end of the first twelve months of operation after the commencement of business will be paid by the managing member and reimbursed by the Fund after the twelfth month of operation after the commencement of business, conditioned upon the sale of the minimum offering amount. Such expenses to be paid twelve months after the sale of the minimum are estimated to be $55,000.

Selection of Commodity Trading Advisors and Allocation of Equity, page 3

15. We note that you have initially chosen three CTAs. Please disclose what programs operated by these three CTAs will be employed to trade the proceeds from this offering, and briefly describe that program. We note your description of the CTAs and prior program performance later in the prospectus.

Response: The selection of which program to use is entirely left to the judgment of the CTA. To disclose a particular program could be misleading should the CTA elect, for any reason, to trade a different program on behalf of the Fund.

Redemptions, page 4

16. Supplementally, please provide a detailed analysis regarding the applicability of the tender offer rules to the share redemption program. Specifically address whether you intend to place any limit on the percentage of shares you may redeem. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act.

Response: There is no right to make a tender offer; i.e. the offer to repurchase at a price to be accepted by the members, in the TriView LLC Operating Agreement and no tender offer is described by the Managing Member in the prospectus. The right of redemption is a right conferred to the members based upon the contract made by the LLC Operating Agreement and not an offer to all members or holders that may be accepted within a particular time frame. The limit on redeemed shares will only be to the extent of liquidity and other operational limitations discussed under "LLC Operating Agreement, Redemptions" and "Risk Factors, Your Right of Redemption is Limited."

17. Based on your disclosure, it is unclear whether you intend to conduct the share redemption program during the one-year offering period of the shares being registered under this registration statement. If this is your intention, please tell us supplementally how the redemption of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. Please advise us as to whether you will file an application for exemptive order regarding Rule 102 of Regulation M with the Division of Market Regulation. For guidance, please refer to the following No-Action Letters:
Inland Western Retail Estate Trust, Inc. (August 25, 2003), T REIT, Inc. (June 4, 2001), CNL American Properties -Fund, Inc. (August 13, 1998).

Response: The exception in Rule 102 (c) related to commodity pool redemptions will apply once the minimum is sold and trading commences. Prior to the sale of the minimum, there will be no redemptions or withdrawal of subscriptions. Should the offer be terminated for any reason, the subscriptions will be returned without deduction for any costs and with interest while held in the depository account.

18. While we note your cross-reference to the LLC Operating Agreement, Redemption section on page 41, please revise your disclosure here to summarize the material terms of the redemption, such as:

* that the redemption will be offered on both a first-come, first-serve and pro rata basis in the sole discretion of the managing member; and

*  whether there is any limit on the percentage of shares you may redeem.

Response:  We have revised as follows:

You may request the managing member to accept the surrender of your membership interests for cash through our redemption procedures. The managing member will try to comply with all redemption requests, but may not be able to do so because of insufficient liquid assets or reserve for contingent claims. Subject to the forgoing limitations, there will be no limit on the percentage of membership interests you may redeem; provided, in the case of partial redemptions, you must maintain the regulatory minimum balance of $5,000. Redemptions will be offered on both a first-come, first-serve and pro rata basis with payment of the redemption request in the sole discretion of the managing member. See, The LLC Operating Agreement, Redemptions.

Diagram of Partnership Structure & Commissions TriView Global Fund, LLC, page
5

19. Please consider revising to include the ownership percentages of each entity listed. For example, please confirm that the investing public will acquire 99% of the registrant through this offering.

Response:  We have added the following footnote:

Mr. Pacult is sole stockholder, director, principal and officer of TriView Capital Management, Inc., the corporate managing member of the Fund and, as a result, he is the sole decision maker for the Fund. TriView Capital, as corporate managing member, and Mr. Pacult, individually, are currently the sole members of the Fund and each maintain a one unit ($1,000) interest in the Fund.

20. Please revise the table or include a footnote to disclose that Mr. Pacult is the sole stockholder, director, principal and officer of TriView Capital Management, Inc. and, as a result, he is the sole decision maker for the Fund. We note the disclosure on page 13, however, we believe this fact should be highlighted for investors in the summary.

Response: We have made this suggested change. See the response to your comment 19.

21. Please revise the diagram to show all fees including sales commissions to be received by principal selling agent through an advance by the Managing Member and as part of the 4% continuing service fee.

Response: The diagram shows all fees. The principal selling agent will not receive sales commissions, advanced or otherwise, except for the 4% continuing service fee, which will be paid monthly by the Fund (not advanced by the managing member).

The Risks You Face, Page 6

Managing member and commodity trading advisors will serve other businesses and may not have adequate time to devote to the Fund, page 7

22. Please revise to quantify the number of other commodity pools the managing member, Michael Pacult, currently manages specifying how many of those are public commodity pools.

Response: All other commodity pools managed are public. We have revised as follows:

The individual managing member currently manages three other public commodity pools, one of which is in the process of registration of its securities, and both managing members have reserved the right and expect to manage additional pools in the future.


Managing member may settle IRS claim without your approval, whether or not it is in your best interests, page 10

23. Supplementally, please tell us whether Mr. Michael Pacult or Ms. Shira del Pacult have previously settled IRS claims as managing members or general partners of other commodity pools.

Response: We supplementally advise that Mr. Michael Pacult and Ms. Shira Del Pacult have not previously settled IRS claims as managing members or general partners of other commodity pools.

Conflicts of Interest, page 10

Managing Member, the commodity trading advisors, the introducing broker, the futures commission merchant, the selling agents and their principals may trade for themselves and others, page 11

24. We note the last sentence of this risk factor whereby you state that, "they could take their positions prior to the entry of positions they know will be placed for the Fund, although they stated they will not do so." Please revise this risk factor caption and text to clearly convey to investors that despite a policy not to engage in such conduct, there is a material risk that your co-managing members, your principal selling agent and the others listed may trade in derogation of the pool participant interests.

Response:  We have revised as follows:

The managing member, the commodity trading advisors, the introducing broker, the futures commission merchant, the selling agents and their principals may preferentially trade for themselves and others, possibly to the derogation of Fund investors.

Because the managing member, the commodity trading advisors, the introducing broker, the futures commission merchant, the selling agents and their principals and affiliates may trade for themselves and others, conflicts of interest may exist or be created in the future. For example, if any of them trade for their own account, you will not have access to their trading records. They could take their positions prior to the entry of positions they know will be placed for the Fund, which would be to the derogation of Fund investors, although, they have stated they will not do so.

Mr. Pacult has sole control over the time he will allocate to the management of the Fund, pages 11-12

25. In order to provide greater context as to the demands on Mr. Pacult's time, please revise to quantify the number of other pools or ventures Mr. Pacult currently manages.

Response: We disclose that Mr. Pacult manages "this Fund and three other publicly traded Funds," which is the total number of other pools/ventures Mr. Pacult currently manages.

No Resolution of Conflicts Procedures, page 12

26. We note your statement that you currently have no and will not establish any formal procedures in to resolve conflicts. Please revise to include any informal conflict resolution measures that are in place or may be established or whether you will resolve conflicts on an ad hoc basis.

Response:  We have revised as follows:

The managing member has not and will not establish formal procedures to resolve potential conflicts of interest. These future potential conflicts may adversely affect both you and us. However, Mr. Pacult, as individual managing member and principal of the corporate managing member, will use his twenty-four years of reputable industry experience to resolve any future conflicts on an ad hoc basis should they arise.

Management's Discussion and Analysis The Advisory Contracts, page 13

27. Please clarify whether you have entered into or when you will enter into the Advisory Contracts and Powers of Attorney.

Response:  We have revised as follows:

The managing member expects to assign 97% of our assets to trading by the advisors. Authority has been granted to the trading advisors as expressed in the executed advisory contracts and powers of attorney granted by the Fund to the trading advisors, and the futures commission merchant. See Appendixes F-H.

Expenses Per Unit of Membership Interest, page 14

28. Please revise or advise as to why you should not include the material components of your offering and organizational expenses including:

*  $55,000 in offering and organizational expenses;

* $25,000 in offering expenses per $3,000,000 of new investment to be reimbursed by the Fund to the managing member after the thirteenth month of operation; and

* depository fees for holding the minimum in a separate bank account for up to one year.

Response: The offering and organizational expenses will be deferred until the thirteenth month of operation, which is beyond the one year break even table required by NFA Compliance Rule 2-13. The depository agent has advised the managing member that it will not charge any depository fees. The Depository Agreement has been amended accordingly.

29. We note your disclosure that the incentive fees payable to both the CTAs and general partner of new trading profits has not been included in your break-even analysis. Please either revise so that the impact of the incentive fees is reflected in your break-even analysis or tell us supplementally why you believe that not reflecting the impact of the incentive fees in your analysis is consistent with the Interpretive Notice relating to the preparation of break-even analysis in accordance with NFA Compliance Rule 2-13 issued by NFA's Board of Directors. We further note your fee table on page 19; however, please tell us why you hove not included a discussion these fees in the break-even analysis.

Response: We have added the incentive fees to the break even table on those expenses to be recouped by the CTA.

30. We refer to footnote (7) that indicates that, based on current interest rates, you expect to earn 4% annually in interest income on your deposits in T-Notes. Please provide us with supplemental support for your statement that current interest rotes for short-term treasuries are 4%.

Response: We have changed all references to the 4% assumed interest rate to 2.65%, which is the current short term T-Bill rate, as reported by the Federal Reserve.

Charges to the Fund

Restrictions On Management Fees, pages 19-20

31. Noting your discussion of NASAA Guidelines for commodity pools, please disclose what circumstances may prompt the managing member to change the fees payable to the CTAs.

Response:  We added the following:

The managing member would likely change these fees only if it retained a substitute trading advisor on different terms.

32. We note that you currently pay all three CTAs incentive fees equal to 22.71% of the new net profit they produce. This amount appears to exceed the 15% limit on incentive fees imposed by the NASAA guidelines. Please revise to clarify how you will adjust the incentive fees in order to comply with the NASAA guidelines.

Response:  We have revised as follows:

As permitted by the guidelines, without prior notice to you, the managing member has reserved the right to raise the current total incentive fee beyond 15%, provided the total allowed management fees of 6% are correspondingly lowered by 1% for every 2% increase in incentive fees, until a maximum of 27% incentive fee and minimum 0% management fee is reached. The managing member will notify you of any change in fees within seven business days. The managing member would likely change these fees only if it retained a substitute trading advisor on different terms. If the management fees and incentive fees were raised in a manner not in accordance with these guidelines, we could not offer or sell this Fund's interests to residents of States that apply these guidelines to this offering. The current total incentive fees and total management fees are within the NASAA guidelines.

Limited Liability, page 22

33. We note your statement that your legal counsel has opined that individual investors will not be subject to margin calls and cannot lose more than their original investment. Since this disclosure is based on an opinion of counsel, please identify counsel and file counsel's consent to being named under this separate heading.

Response: The Scott Law Firm, P.A. has opined on this issue and has already filed consent to being named under this subheading in Exhibit 23.02. We have revised the prospectus as follows:

In the opinion of The Scott Law Firm, P.A., you will not be subject to margin calls and cannot lose more than your original investment amount plus, in the event of bankruptcy, distributed profits made within any applicable preference period, provided...

Use of Proceeds, page 22

34. Consistent with the disclosure in note 1 to the financial statements of the Fund, please revise the disclosure on page 22 (Use of Proceeds) and elsewhere in the filing to clearly state that the Fund's obligation to reimburse the managing member for organization and offering expenses is contingent on the offering.

Response:  We have revised as follows:

After the sale of the minimum and the operation of the Fund for twelve months, the Fund will reimburse the managing member for all offering and organizational expenses incurred. After twelve months of operation, the Fund will pay all expenses as incurred.

Determination of the Offering Price, page 23

35. We note your statement that you set the initial value of each unit at $1,000, but you did not state why or how you arrived at this value. Since there is currently no established trading market for your units of membership interest, please revise to describe the various factors considered in determining this price. Refer to Item 505(a) of Regulation S-K.

Response:  We have revised as follows:

The managing member initially established the number of units to be offered at fifty million dollars ($50,000,000) with the minimum number that must be sold to raise the minimum and commence business at nine hundred thousand dollars ($900,000), and set the value of each unit of membership interest for sale at one thousand dollars ($l,000). These amounts were established at the discretion of the managing member based upon its knowledge of industry standards. Upon the raise of the minimum and the commencement of trading, we will offer membership interests at their net unit value, or the price per unit equal to our net assets, after payment and accrual for all expenses and reserves, divided by the number of outstanding units of membership interests.

Performance of Other Funds Managed by the Managing Member, page 25

36. We note your narrative disclosure of the prior performance of the Bromwell Financial Fund and the Atlas Futures Fund on page 25. Please revise to disclose when both programs closed their offerings.

Response:  The offerings are ongoing.  We have revised as follows:

Within the last ten years, the individual managing member of the Fund, Michael Pacult, has managed two other commodity pools, both of which are publicly offered and currently in operation: Atlas Futures Fund, LP and Bromwell Financial Fund, LP. The Fund's corporate managing member, TriView Capital Management, Inc., has not managed any other commodity pools. As of August, 2003, Mr. Pacult became an individual managing member and sole principal of the corporate managing member of both Atlas and Bromwell. As of October 31, 2004, the total amount of money raised for both pools is $11,451,838 and the total number of investors in both pools is 218. In November, 2003, Mr. Pacult replaced the two trading advisors for Bromwell because they were unprofitable. As of January 31, 2005, the new trading advisor, Fall River Capital, LLC has not been profitable and the general partner of Bromwell caused substantially all of the partners to redeem their accounts in Bromwell. Bromwell has suspended trading. Atlas, however, has been profitable since inception. The offering of Atlas is ongoing and the general partner of Bromwell has under consideration the terms upon which to resume sales of Bromwell.

37. Supplementally, tell us whether either program has experienced any major adverse business development or conditions other than replacing the CTA. See
Item 8.A. of Guide 5.

Response: We supplementally confirm that neither program has experienced any major adverse business development or conditions other than the negative performance for Bromwell that is fully disclosed. Bromwell and Atlas each filed a Form 8-K to report that certain expenses were not paid during the period in which they were incurred. In the opinions of the general partners, these were not major adverse business developments.

The Commodity Trading Advisors, page 26

38. Please revise to provide updated prior performance capsule information for the same periods as practicable for each of your CTAs: Forecast Trading Group, NuWave Investment and Adobe Asset Management. Currently, your last month of capsule performance disclosure is different for each CTA: March 2004, June 2004 and August 2004, respectively. Updated disclosure for the same most recent period will provide easier comparability for investors.

Response: We have updated the performance information for all CTAs through October 31, 2004.

39. Please revise to clarify whether Forecast Trading Group only has one trading program, the Forecast Portfolio, or there are multiple programs comprising this portfolio. If this portfolio represents more than one program, revise to describe each.

Response:  We have revised as follows:

Forecast trades one program, the Forecast Portfolio, and relies primarily on fundamental analysis with the support of technical analysis.

40. Since both NuWave and Adobe trade on multiple program platforms utilizing differing types of analyses, please tell us why you have not include capsule performance disclosure for each of NuWave's and Adobe's programs. We note that Adobe's FFDP and 5xFFDP only differ in the quantity traded.

Response: We have updated the performance disclosures to include all programs traded by NuWave and Adobe as provided in their disclosure documents filed with the National Futures Association. As disclosed in the Trading Program summary for NuWave, its Alpha, Beta and Pattern Recognition programs are offered as a Combined Portfolio program and not offered individually.

Forecast Trading Group, LLC
Affiliated Weather Research Professionals, page 27

41. Please revise to clarify the number of years Messrs. Notis and Roemer have in forecasting Fortune 500 grain and energy companies in the U.S. Currently, it is unclear whether you refer to 2 or 25 years each.

Response:  We have revised as follows:

Mr. Notis and Mr. Roemer each have over 25 years experience forecasting for Fortune 500 grain and energy companies in the U.S.

The Futures Commission Merchant, page 32 The Introducing Broker, page 33

42. Please revise to describe whether Man Financial, Inc. and/or Mt. Kemble Futures, LLC are registered clearing brokers under the Exchange Act.

Response: We advise you supplementally that neither Man nor Mt. Kemble are registered brokers under either the Securities Act of 1933 or are clearing brokers under the Securities and Exchange Act of 1934. They may have affiliates that are so registered, however, those registrations are not applicable to the proposed operations of the Fund. We have revised as follows:

Man is a registered futures commission merchant, clearing broker, and commodity pool operator pursuant to the Commodity Exchange Act, as amended, and is a member of the National Futures Association in such capacities.

The Fund trading account was introduced to Man Financial Inc as futures commission merchant by Mt. Kemble Futures LLC, 1099 Mt Kemble Ave, Morristown NJ 07960, (973) 425-9194. Mt. Kemble is a registered introducing broker under the Commodity Exchange Act, as amended, and is a member of the National Futures Association in such capacity. It shares in the round turn brokerage commission paid by the Fund to the futures commission merchant for trades entered by Adobe Asset Management, LLC and Forecast Trading Group, LLC but does not participate in the brokerage commissions for trades entered by NuWave Investment Corp.

Federal Income Tax Aspects Tax Opinion, page 34

43. Please revise to the first paragraph to remove the word "believes" immediately preceding the bullet points. The disclosure must clearly state counsel's opinion rather than counsel's belief.

Response:  We have revised as follows:

The managing member believes, in reliance upon opinion of legal counsel, that this prospectus accurately summarizes all material Federal tax matters related to the Fund. In the opinion of The Scott Law Firm, P.A., tax counsel to the Fund, based upon the facts stated in the certificate of intended operation of the Fund supplied by the managing member:

Plan for Sale of Membership Interests, page 41

44. Please provide us supplementally with a copy of the letter from NASD granting you the Rule 2810 exemption.

Response: See Federal Register Release No. 34-50335 that provides notice of the delay of the implementation of NASD Notice to Members 04-50. FIC filed the TriView offering with the NASD prior to October 12, 2004, so it will not be prohibited from charging ongoing trail commissions. Sales commissions are still subject to the ten percent limitation. The NASD will not issue any letter to the issuer on the matter of commissions. It has stated to counsel for the Fund that the FR publication is sufficient notice of policy to issuers.

Redemptions, page 41

45. Please revise to clarify whether there is any limit on the percentage of shares you may redeem. Also disclose how you define the effective date of the request.

Response:  We have revised as follows:

Redemption allows you to receive your share of the net assets of this Fund. There is no limit on the percentage of membership interests you may redeem; provided, in the case of partial redemptions, you must maintain the regulatory minimum balance of $5,000. The managing member must receive written request, in form acceptable to it, no less than ten business days prior to the last day immediately preceding the desired effective date of redemption. The effective date of the request is the day the managing member accepts the request for payment. Once accepted for payment, the effective date to determine the amount of the redemption will be the last day of the then current or a future month. The redemption price will be the net asset value of the membership interests on the last day of each month for all redemption requests received and approved for payment by the managing member no later than ten business days prior to that date. If you wish to withdraw your redemption request, the managing member must receive written notice of such withdrawal request prior to the last business day of the month in which such request was submitted to be considered.

The Selling Agent, page 41

46. Please revise to include the underwriting compensation table and associated disclosures required by Item 508(e) of Regulation S-K, including disclosure of the annual compensation to be paid to the selling agent. In addition, please disclose the compensation to be paid or reallowed to selling agents other than Futures Investment Company and to introducing brokers or other broker-dealers that participate in the offer and sale of the registered units. Refer to Item 508(h) of Regulation S-K.

Response: The sales are on a best efforts basis with no sales commissions and, therefore, Item 508(e) of Regulation S-K does not apply. The continuing service fee is to provide information to investors after the sale is made. This fee is excluded from NASD Rule 2810 and has been excluded from all other filings by commodity pools, see Campbell Strategic Allocation Fund LP at SEC # 333-119259 and Quadriga Superfund at SEC # 333-88460. The document also discloses the four percent continuing service fee at numerous locations.

Subscription Procedure Subscription Amounts, page 42

47. Please provide examples as to why the managing member in its sole discretion may lower the minimum purchase amount for some investors and not others below the $25,000 membership interest threshold, but not below $5,000.

Response: The managing member reserves the right to lower the minimum investment at its sole discretion and does not want to falsely give investors the impression that there are fixed criteria under which it will do this. Rather, the minimum investment will be lowered only when exceptional circumstances, which cannot be predicted, exist.

Financial Statements

48. Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Response:  The included financials are current.

49. We note on page 13 and elsewhere in the filing that Mr. Michael Pacult is the individual managing member of the Fund and the sole shareholder, director, principal, and officer of the corporate managing member. Please submit supplementally an unaudited balance sheet of the individual managing member as of a recent date prepared in accordance with AICPA guidelines (SOP 82-1).

Response: We have supplementally provided Mr. Pacult's balance sheet as of December 31, 2004, for which we request confidential treatment.

50. Also, revise the registration statement to disclose the net worth of the individual managing member. If the individual managing member's net worth is derived from material amounts of assets that are not readily marketable or if guarantees and contingencies are material, please make the appropriate disclosures.

Response:  We have revised as follows:

His duties as a director and officer of the above named corporations and as a managing member of those Funds are to make all of the decisions and supervise all of the actions they take. Mr. Pacult's net worth is in excess of one million dollars, which consists primarily of real estate and other holdings that are not liquid.

Financial Statements of Triview Capital Management, Inc Note 1 Nature of Business and Significant Accounting Policies Principles of Consolidation

51. We note that Triview Capital Management, Inc. is not consolidating the Fund based on the temporary nature of its ownership interest. Please note that paragraph C2a of SFAS 144 eliminated the exception to consolidation for a subsidiary for which control is likely to be temporary. Also, we note that the managing member uses the equity method to account for its investment in the Fund (note 2). Please revise as appropriate to clarify the basis for this accounting and advise us.

Response:  We have consolidated the financials as requested.

52. We note the disclosure in note 5 to the financial statements of the Fund that management does not believe that a variable interest entity relationship exists between FIC, the corporate managing member and the Fund. Explain to us how you arrived at this FIN 46R accounting conclusion.

Response:  See our response to your comment 51, above.

Note 2 Corporate Affiliations

53. We note your disclosure that Triview Capital Management, Inc has incurred $45,000 in organization and offering costs related to Triview Global Fund, LLC. Please explain how this amount reconciles to the $20,000 due from Triview Global Fund per the Triview Capital Management Balance Sheet and the $20,000 shown as due to affiliates per the Triview Global Fund Balance Sheet.

Response: The balance sheets of TriView Global and TriView Capital have been revised to eliminate any discrepancies.

Statement of Additional Information

54. Please remove the language at the bottom of the first page, which indicates the date of the Statement of Additional Information. Since this section is part of the prospectus, the date on the prospectus cover page is sufficient.

Response: We interpreted NFA Rule 2-35(c)(1)(iv) to require a date on the Statement of Additional Information. On refection, do you agree with us or should we contact the NFA for an interpretation?

55. Please refrain from designating information included in the Statement of Additional Information as "exhibits." The information in this section should be distinct from the exhibits to the registration statement. Provide similar clarification in the exhibit index included in Part II to the registration statement.

Response: We have renamed the "Exhibits" A-H to the prospectus and all references thereto as "Appendixes" A-H to avoid confusion with the Exhibits to the Registration Statement.

Part II of the S-1
Item 15. Recent Sales of Unregistered Securities, page 1

56. Please revise to include disclosure required by Item 15 of Form S-1. Based on your structure chart on page 5 of Part I, it appears that the Managing Member and CPO own
1 % of the fund. Please revise to reflect this prior sale. For guidance, please refer to Item 701 of Regulation S-K.

Response: We have removed the disclosure from the structure chart and elsewhere. We have also revised as follows:

Item 15. Recent Sales of Unregistered Securities. None within three years, except purchase by Michael Pacult and TriView Capital Management, Inc., both managing members of the Issuer, of one unit ($1,000) each of limited liability interest.

Exhibits

Exhibit 5.01 Legal Opinion

57. Please have counsel revise its legal opinion to reflect the fact that the registration statement has been filed. The language currently in the opinion dated October 7, 2004 only anticipates that the registration statement will be filed. In order to use the registration statement as a basis for the opinion, it is not appropriate to refer to a registration statement not on file.

Response: We have dated the opinion to the date of filing of pre-effective amendment no. 1 and have revised the opinion as follows:

We hereby consent to the filing of this opinion as an Exhibit to the Form S-1 Registration Statement filed by the Managing Member on behalf of Triview Global Fund, LLC with the U. S. Securities and Exchange Commission and the states to be selected by your firm where the Units will be offered for sale and to all references to the legality of the Units referred to in the Form S-1 attributed to our firm.

58. In the penultimate paragraph of this opinion on page 2 you state that you are only licensed in the State of Florida, but with the registrant's permission you are opining on Delaware General Corporation Law and the LLC Act. For equity securities, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. While we generally accept that all lawyers are deemed capable of opining on Delaware law, we believe it is inappropriate to qualify your opinion as to the jurisdiction of Florida. Please provide a revised opinion that eliminates the carve out for counsel's expertise.

Response:  We have revised as follows:

With the permission of the Fund, we have relied upon our interpretation of Delaware General Corporation Law and LLC Act.

Exhibit 8.01 Tax Opinion

59. We note that your tax opinion from counsel is dated October 7, 2004, prior to the filing of the registration statement, October 8, 2004. Since this opinion refers to information found in the registration statement to be filed, it does not appear counsel can confirm its opinion in a registration statement not yet filed at the time of the opinion's issuance. Please have counsel refile the tax opinion with a more recent date.

Response: We have changed the date of the opinion to coincide with the date of the filing of pre-effective amendment no. 1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 824-5356 or Jorge Bonilla at (202) 942-1993 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or me at
(202) 942-1960 with any other questions.

Sincerely,

Karen Garnett
Assistant Director

cc:  William S. Scott, Esq. (via facsimile)
The Scott Law Firm, P.A.